UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Highbury Financial, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42982Y109

(CUSIP Number)

William Wolf

Talon Asset Management, LLC

One North Franklin Street

Suite 900

Chicago, Illinois 60606

Telephone Number: (312) 422-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109

1.	Names of Reporting Persons. Talon Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power None
8. Shared Voting Power 1,149,412
9. Sole Dispositive Power None
10. Shared Dispositive Power 1,149,412

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,149,412
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 42982Y109

1.	Names of Reporting Persons. Talon Opportunity Managers, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power None
8. Shared Voting Power 1,135,412
9. Sole Dispositive Power None
10. Shared Dispositive Power 1,135,412

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,135,412
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42982Y109

1.	Names of Reporting Persons. Talon Opportunity Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power None
8. Shared Voting Power 1,135,412
9. Sole Dispositive Power None
10. Shared Dispositive Power 1,135,412

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,135,412
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.2%
14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This statement relates to the Common Stock of Highbury Financial, Inc. (“Highbury”), a Delaware corporation which has its principal executive offices at 999 Eighteenth Street, Suite 3000, Denver, Colorado 80202.

Item 2.	Identity and Background

This statement is being jointly filed by the following persons (the “Reporting Persons”):

Talon Opportunity Partners, L.P. (“TOP”) is a Delaware limited partnership primarily engaged in the business of investing in securities.

Talon Opportunity Managers, LLC (“TOM”) is a Delaware limited liability company and the General Partner of TOP.

Talon Asset Management, LLC (“TAM”) is a Delaware limited liability company and the Managing Member of TOM.

The business address of each of the Reporting Persons is One North Franklin Street, Suite 900, Chicago, Illinois 60606.

During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

TOP’s working capital was used to purchase the Common Stock and Warrants of Highbury as set forth herein. The total purchase price for the Common Stock was approximately $4,212,000.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the shares of Common Stock reported herein as part of their investment activities because the shares are viewed as an attractive investment.

The Reporting Persons intend to review and consider their investment in the Common Stock and may, from time to time, depending upon their evaluation of the business and prospects of Highbury, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of their holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may hold discussions with Highbury’s management and directors, other shareholders and other interested parties.

Except as otherwise described in this Item 4, the Reporting Persons do not have present plans or proposals that relate to or would result in any other action set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to Highbury and to take action with respect thereto.

Item 5.	Interest in Securities of the Issuer

The information concerning percentages of ownership set forth below is based on 9,298,740 shares of Common Stock reported outstanding as of April 27, 2009 in Highbury’s Form 8K, filed on April 29, 2009.

TAM beneficially owns 969,412 shares of Common Stock and 180,000 warrants to purchase Common Stock of Highbury as of June 25, 2009, which represents 12.4 % of the outstanding Common Stock.

TOM beneficially owns 955,412 shares of Common Stock and 180,000 warrants to purchase Common Stock of Highbury as of June 25, 2009, which represents 12.2% of the outstanding Common Stock.

TOP beneficially owns 955,412 shares of Common Stock and 180,000 warrants to purchase Common Stock of Highbury as of June 25, 2009, which represents 12.2% of the outstanding Common Stock.

TOM is the sole general partner of TOP and has sole discretionary investment authority with respect to TOP’s investment in the Common Stock. TAM is the managing member of TOM. As a consequence, TAM and TOM may be deemed to share beneficial ownership of all of the shares of Common Stock owned by TOP.

The transactions in Common Stock effected by the Reporting Persons during the past 60 days are set out in Exhibit 1 hereto.

No other person is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons – other than the governing documents of TAM, TOM and TOP – nor between or among any other person with respect to any securities of Highbury.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: List of transactions by Reporting Persons in Highbury’s Common Stock during the 60-day period preceding this filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2009

TALON ASSET MANAGEMENT, LLC

By:	/s/ William Wolf
Name:	William Wolf
Title:	Chief Operating Officer

TALON OPPORTUNITY MANAGERS, LLC

By:	/s/ William Wolf
Name:	William Wolf
Title:	Chief Operating Officer, Talon Asset Management, LLC, as Manager of Talon Opportunity Managers, LLC

TALON OPPORTUNITY PARTNERS, L.P.

By:	/s/ William Wolf
Name:	William Wolf
Title:	Chief Operating Officer, Talon Asset Management, LLC, as Manager of Talon Opportunity Managers, LLC, as General Partner of Talon Opportunity Partners, L.P.

EXHIBIT 1

TRANSACTIONS DURING PAST 60 DAYS

The Reporting Persons engaged in the following transactions in shares of Common Stock of Highbury during the past 60 days on the open market:

Date	Security	Quantity	Transaction	Price
5/18/2009	Warrants	100,000	Purchase	$0.11